                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 8-A / A

                              Amendment Number One

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          Falcon Drilling Company, Inc.
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             (Exact Name of Registrant as Specified in its Charter)

            Delaware                                            76-0351754
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      (State of Incorporation                                (I.R.S. Employer
         or Organization)                                   Identification No.)

   1900 West Loop South, Suite 1800                  Houston, Texas     77027
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(Address of Principal Executive Offices)                              (Zip Code)

  Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                           Name of each exchange on which
   to be so registered                           each class is to be registered

   Preferred Share Purchase Rights               New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1.         DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                On June 25, 1997, the Board of Directors of Falcon Drilling Company, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend is payable on July 16, 1997 (the "Record Date"), to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, no par value (the "Preferred Shares"), of the Company at a price of $125.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of June 25, 1997, as the same was amended by an Amendment to Rights Agreement Dated as of July 10, 1997, and as may be further amended from time to time (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

                Except as provided in the next sentence, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights. S-C Rig Investments, L. P., currently a principal shareholder of the Company, shall not be deemed to be an Acquiring Person unless it and its affiliates acquire 40% or more of the outstanding Common Shares, and Reading & Bates Corporation and its affiliates shall not be deemed to be an Acquiring Person as a result of the grant of that certain Option granted pursuant to the Stock Option Agreement, dated as of July 10, 1997, between the Company and Reading & Bates Corporation or at any time following the exercise thereof and issuance of Common Shares in accordance with the terms of such Stock Option Agreement.

                The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                The Rights are not exercisable until the Distribution Date. The Rights will expire on the date sixty days after the next annual meeting of stockholders of the Company, unless the expiration is delayed by the Board of Directors, which it may be in each successive year, but in no event beyond July 16, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

                The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

                The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential quarterly dividend payment equal to the greater of (i) $1 per share, and (ii) 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of (i) $100 per share, and (ii) 1,000 times the payment made per Common Share. Each Preferred Share will have one vote, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

                In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                The Rights Agreement provides that none of the Company's directors, officers or financial advisers shall be deemed to beneficially own any Common Shares owned by any other director, officer or financial adviser by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board of Directors recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Company or a tender or exchange offer for the Common Shares. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after any person or group becomes an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

                With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                At any time prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                The Rights Agreement provides that, if as of June 25, 1997, any person or group of affiliated or associated persons beneficially own 10% or more of the outstanding Common Shares, such person or group will not be deemed to be or to have become an "Acquiring Person" until August 1, 1997, and on such date will be deemed to be an "Acquiring Person" if, but only if, as of such date, such person or group beneficially own 10% or more of the outstanding Common Shares; provided, however, that if such person or group shall, subsequent to June 25,

1997, acquire any additional Common Shares, then such person or group shall thereupon be deemed an Acquiring Person.

                The terms of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, prior to the time any person or group becomes an Acquiring Person, an amendment to (a) specifically exempt any person or group of affiliated or associated persons from being or being deemed to be an "Acquiring Person," subject to such terms and conditions as the Company deem appropriate, (b) fix a Final Expiration Date later than July 16, 2007, or (c) increase the Purchase Price. From and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates). In addition, if as of the close of business on June 25, 1997, any person or group of affiliated or associated persons beneficially owned 10% or more of the Common Shares then outstanding, the Rights Agreement may be amended at any time prior to August 1, 1997, to exempt such person from being deemed to be or to have become an "Acquiring Person" (but only if such person does not acquire any additional Common Shares subsequent to June 25, 1997), subject to such terms and conditions as the Board of Directors of the Company deem necessary or appropriate.

                Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                As of June 23, 1997, there were 39,565,806 Common Shares of the Company issued and outstanding. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each newly issued Common Share so that all such shares will have Rights attached. The Board of Directors of the Company has reserved for issuance upon exercise of the Rights one hundred thousand Preferred Shares.

                A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.         EXHIBITS.

   4.1* Rights Agreement dated as of June 25, 1997, including Exhibit A, "Form of Certificate of Designation"; Exhibit B, "Form of Right Certificate"; Exhibit C, "Summary of Rights to Purchase Preferred Shares."

    4.2     Amendment to Rights Agreement, dated as of July 10, 1997.

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* Previously filed.

                                   SIGNATURES

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 1997

                                         FALCON DRILLING COMPANY, INC.

                                         By: /s/ Steven A. Webster
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                                             Name: Steven A. Webster
                                             Title: Chairman and Chief Executive
                                                    Officer